Exhibit 99.1

Sun Life Financial's 2016 Annual Report and 2017 Management Information Circular now available

Christopher J. McCormick nominated as new Director

TORONTO, March 28, 2017 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) (the "Company") today announced that its 2016 Annual Report and its Notice of Annual Meeting and Management Information Circular for the May 10, 2017 annual meeting are now available.

These documents can be accessed electronically at www.sunlife.com/2016AnnualReport and www.sunlife.com/AnnualMeetingMaterials.

Shareholders may obtain printed copies of these documents free of charge by contacting the Company through its website. These documents have been filed with the Canadian securities regulators and the United States Securities and Exchange Commission. Distribution to shareholders began today. The 2016 Annual Report includes the management's discussion and analysis, consolidated financial statements, sources of earnings by business group and other Company information.

The Management Information Circular includes the nomination of Christopher J. McCormick for election at the Annual Meeting to join the Company's Board of Directors.  Mr. McCormick has significant background and expertise in Client experience and brand.  Mr. McCormick spent over 30 years at L.L. Bean Inc. where he started in advertising and rose through the executive ranks within marketing to become the Chief Marketing Officer. In 2001, Mr. McCormick assumed the role of Chief Executive Officer at L.L.Bean Inc. which he held for 15 years before retiring in 2016. He currently sits on the Board of Directors of Levi Strauss & Co. Mr. McCormick completed Harvard Business School's Advanced Management Program.

About Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of insurance, wealth and asset management solutions to individuals and corporate Clients. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2016, Sun Life Financial had total assets under management of $903 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

Media Relations Contact:
Gannon Loftus
Manager, Media & PR
Corporate Communications
T. 416-979-6345
gannon.loftus@sunlife.com

Investor Relations Contact:
Greg Dilworth
Vice-President
Investor Relations
T. 416-979-6230
investor.relations@sunlife.com

SOURCE Sun Life Financial Inc. - Financial News

To view the original version on PR Newswire, visit: http://www.newswire.ca/en/releases/archive/March2017/28/c6197.html

%CIK: 0001097362

CO: Sun Life Financial Inc. - Financial News

CNW 13:30e 28-MAR-17